Exhibit 11.1

NEWMIL BANCORP, INC.
COMPUTATION OF NET INCOME PER COMMON SHARE
(in thousands except per share amounts)

	Three month		Nine month
	period ended		period ended
	September 30,		September 30,
	2005	2004	2005	2004
Net income
Net income - basic and diluted	$2,203	$2,144	$6,687	$6,229

Weighted Average Common and Common
Equivalent Stock
Weighted average common stock
outstanding - basic	4,127	4,206	4,179	4,206
Assumed conversion as of the
beginning of each period or upon
issuance during a period of stock
options outstanding at the end
of each period	279	240	237	253
Assumed purchase of treasury stock
during each period with proceeds
from conversion of stock options
outstanding at the end of each
period	(214)	(125)	(154)	(129)
Weighted average common and common
equivalent stock outstanding
- diluted	4,192	4,321	4,262	4,330

Earnings Per Common and Common
Equivalent Share
Basic	$0.53	$0.51	$1.60	$1.48
Diluted	$0.53	$0.50	$1.57	$1.44